

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 23, 2018

Via E-mail
Gregory P. Cook
Vice President – Controller and Principal Accounting Officer
National Beverage Corp.
8100 SW Tenth Street, Suite 4000
Fort Lauderdale, FL 33324

      **Re:    National Beverage Corp.**
               **Annual Report on Form 10-K**
               **Response dated February 23, 2018**
               **File No. 001-14170**

Dear Mr. Cook:

      We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2018 letter

Management's Discussion and Analysis…, Page 16

1.     We note your response that the VPO and VPC metrics are not used to manage the execution side of your business and are not key performance indicators. However, we note the statement that you "utilize" two proprietary techniques to magnify these measures, which "creates growth never before thought possible." We also note the statement in your press release furnished May 8, 2017 that an "impressive VPO calculator that was reflected on the cover of our fiscal year 2015 Proxy is flashing solid green numbers as we bring FY2017 to a close." Please provide an expanded response that explains the VPO and VPC metrics and reconciles the statements above with the statement that VPO and VPC are not utilized to manage your business and are not key performance indicators.

Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining